Exhibit 21

Platinum Energy Resources, Inc.
Subsidiaries as of July 16, 2008

Name	Jurisdiction of Organization
Tandem Energy Corporation	Delaware
PER Gulf Coast, Inc.	Delaware
Mixon Drilling, Inc.	Delaware
Maverick Engineering, Inc.	Delaware
Red Iron Tool Co., Inc.	Texas